Public Amit Harchandani ASML Investor Day Veldhoven, The Netherlands November 14, 2024 Senior Vice President & Head of Corporate Marketing Small Talk 2024 End Markets, Wafer Demand and Lithography Spending Exhibit 99.3

Public End Markets, Wafer Demand & Litho Spending The long-term outlook for the semiconductor industry remains promising, given the role of semis as mission-critical enablers of multiple megatrends. In particular, we believe that the emergence of AI creates a significant opportunity. As a result, we expect global semi sales to grow at 9% CAGR (2025-2030) & surpass $1tn by 2030. Key messages End Markets Wafer Demand Lithography Spending This end-market outlook translates into an overall wafer demand growth of 780K wafer starts per month per year (2025-2030). The rise of AI as a leading end driver also implies a positive mix-shift in the wafer demand profile from litho spending perspective. Lastly, we expect 5-8% extra overall wafer capacity by 2030 on top of demand-driven additions, owing to strategic considerations. We expect Advanced Logic & DRAM shrink to drive further EUV litho layers & spending. For Advanced Logic, we expect a gradual ramp of High NA (0.55NA) layers over 2025-2030, translating into an EUV litho spending CAGR of 10-20%. On the DRAM side, we expect an increase in both Low NA (0.33NA) and High NA (0.55NA) layers over 2025-2030, translating into an EUV litho spending CAGR of 15-25%.

Public Estimate growth of our Installed Base business Installed Base Management Model assumptions Start with end markets Translate to worldwide litho spending, convert to ASML share Litho spend Convert to wafer demand: High – Moderate – Low scenarios Wafer demandEnd markets Scenarios → High → Moderate → Low 2030 Our model to determine the long-term opportunity for ASML This opportunity is driven by an interplay of market forces, tech choices & strategic considerations November 14, 2024 Page 3Source: ASML analysis

Public Page 4 Our model to determine the long-term opportunity for ASML This opportunity is driven by an interplay of market forces, tech choices & strategic considerations November 14, 2024 Source: ASML analysis

Public Page 5 MARKETS Our model to determine the long-term opportunity for ASML This opportunity is driven by an interplay of market forces, tech choices & strategic considerations November 14, 2024 Source: ASML analysis

Public Page 6 MARKETS T E C H N O L O G Y Our model to determine the long-term opportunity for ASML This opportunity is driven by an interplay of market forces, tech choices & strategic considerations November 14, 2024 Source: ASML analysis

Public Page 7 SCENARIOS P R O B A B IL IT Y HIGHMODERATELOW Our model to determine the long-term opportunity for ASML This opportunity is driven by an interplay of market forces, tech choices & strategic considerations November 14, 2024 Source: ASML analysis

Public Page 8 Scenarios → High → Moderate → Low 2030 Estimate growth of our Installed Base business Installed Base Management Model assumptions Start with end markets Translate to worldwide litho spending, convert to ASML share Litho spend Convert to wafer demand: High – Moderate – Low scenarios Wafer demandEnd markets Our model to determine the long-term opportunity for ASML This opportunity is driven by an interplay of market forces, tech choices & strategic considerations November 14, 2024 Source: ASML analysis

Public Wafer Demand Lithography Spending End Markets

Public The long-term outlook for the semiconductor industry remains promising Semiconductors serve as mission-critical enablers of multiple megatrends across society Page 10 Climate change and resource scarcity Social and economic shifts Automation Healthcare, medical tech Technological sovereignty Working, learning remotely Cloud infrastructure Hyperconnectivity Edge computing Energy transition Electrification, smart mobility Agricultural innovation Smarter use of limited resources Connected world November 14, 2024 Internet of Things Source: ASML analysis

Public Page 11 We are particularly encouraged by the rapid progress in Artificial Intelligence We also see AI driving an increase in semiconductor sales as a % of global GDP, in the coming years Data AI power compute (+memory) Mainstream edge compute Sensors Connecting IoT AI Source: ASML analysis, International Monetary Fund (IMF), SEMINovember 14, 2024 PC Internet Smartphone AI 0.0% 0.2% 0.4% 0.6% 0.8% 1980 1990 2000 2010 2020 2030 S e m ic o n d u c to r s a le s a s % o f n o m in a l G D P Semiconductor sales as % of global nominal GDP have steadily grown across the previous computing waves

We see Servers, Datacenters & Storage as the key initial beneficiary of AI

As a result, we now expect the semi sales associated with this end market crossing $350bn by 2030

AI Servers will account for a small share of overall units



Standard Server
AI Inference
AI Training
Server units (million)
4%
2025
2026
2027
2028
2029
2030

AI Servers will drive most of the growth & account for an increasing share of the semi sales, due to higher content



Standard Server
AI Inference
AI Training
Semiconductor sales ($bn)
18%
2025
2026
2027
2028
2029
2030

ASML November 14, 2024

Source: ASML analysis

Page 12
Public

Public Semi sales expected to grow at 9% CAGR (2025-2030) & surpass $1tn by 2030 Sharp increase in growth for Servers, Datacenters & Storage offsets most of moderation elsewhere Page 13 Smartphone ($bn) Wired & wireless Infrastructure ($bn) Automotive ($bn) Personal Computing ($bn) Servers, Datacenters & Storage ($bn) Industrial Electronics ($bn) Consumer Electronics ($bn) Total Semiconductor ($bn) 149 158 157 162 177 192 25 26 27 28 29 30 CMD 2022 CMD 2024 5% 92 100 100 101 106 112 25 26 27 28 29 30 4% 53 57 60 63 66 70 25 26 27 28 29 30 6% 70 72 74 78 80 83 25 26 27 28 29 30 3% 76 84 93 98 105 114 25 26 27 28 29 30 9% 84 91 98 100 110 120 25 26 27 28 29 30 7% 679 749 791 845 941 1051 25 26 27 28 29 30 9% 156 188 211 243 296 361 25 26 27 28 29 30 18% CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 November 14, 2024 Source: ASML analysis

Public End Markets Lithography Spending Wafer Demand

Public Translating to expected growth of wafer demand in all segments Page 15Source: ASML analysisNovember 14, 2024

Public Translating to expected growth of wafer demand in all segments At CMD 2022, we saw a healthy overall wafer demand growth of ~760Kwspm/yr. (2025-2030) Page 16 CMD 2022 Million wafer starts/month (Mwspm) 6.7 8.6 2.1 3.21.9 2.2 2.1 2.6 2025 2030 Growth 2025-2030 (Kwspm/yr.) Mature Logic (>28nm) 380 Advanced Logic (<=28nm) 220 DRAM 60 NAND 100 Total wafer demand 760 12.8 16.6 November 14, 2024 Source: ASML analysis

Public Translating to expected growth of wafer demand in all segments Off a lower 2025 level, we now expect overall wafer demand growth of ~780Kwspm/yr. (2025-2030) Page 17 CMD 2022 Million wafer starts/month (Mwspm) 6.7 8.6 2.1 3.21.9 2.2 2.1 2.6 2025 2030 Growth 2025-2030 (Kwspm/yr.) Mature Logic (>28nm) 380 Advanced Logic (<=28nm) 220 DRAM 60 NAND 100 Total wafer demand 760 CMD 2024 Million wafer starts/month (Mwspm) 5.8 7.5 2.0 3.21.7 2.5 1.7 1.9 2025 2030 Growth 2025-2030 (Kwspm/yr.) Mature Logic (>28nm) 340 Advanced Logic (<=28nm) 240 DRAM 160 NAND 40 Total wafer demand 780 12.8 16.6 11.2 15.1 November 14, 2024 Source: ASML analysis

Public Translating to expected growth of wafer demand in all segments Going forward, we will classify Logic as Mainstream Logic (>7nm) and Advanced Logic (<=7nm) Page 18 CMD 2022 Million wafer starts/month (Mwspm) 6.7 8.6 2.1 3.21.9 2.2 2.1 2.6 2025 2030 Growth 2025-2030 (Kwspm/yr.) Mature Logic (>28nm) 380 Advanced Logic (<=28nm) 220 DRAM 60 NAND 100 Total wafer demand 760 CMD 2024 Million wafer starts/month (Mwspm) 5.8 7.5 2.0 3.21.7 2.5 1.7 1.9 2025 2030 Growth 2025-2030 (Kwspm/yr.) Mature Logic (>28nm) 340 Advanced Logic (<=28nm) 240 DRAM 160 NAND 40 Total wafer demand 780 CMD 2024 Million wafer starts/month (Mwspm) 7.1 9.0 0.7 1.7 1.7 2.5 1.7 1.9 2025 2030 Growth 2025-2030 (Kwspm/yr.) Mainstream Logic (>7nm) 380 Advanced Logic (<=7nm) 200 DRAM 160 NAND 40 Total wafer demand 780 (Old Logic classification) (New Logic classification) 12.8 16.6 11.2 15.1 11.2 15.1 November 14, 2024 Source: ASML analysis

Public AI expected to drive stronger DRAM wafer demand growth towards 2030 We estimate that DRAM demand from AI Servers alone could reach ~1 million wspm by 2030 Page 19 Nvidia AI scaling roadmap: rapidly increasing HBM content AI-driven server DRAM wafer demand 2022 2023 2024 2025 2026 20272020 2021 Hopper Hopper 6S HBM3 94 GB 6S HBM3e 141 GB Blackwell 8S HBM3e 192 GB Blackwell Ultra 8S HBM3e 288 GB Ampere 5S HBM2e 80GB Rubin 8S HBM4 Rubin 12S HBM4 GB200 superchip Includes 2 Blackwell 2020 2022 2024 2026 2028 2030 W a fe r d e m a n d ( M ill io n w a fe r s ta rt s p e r m o n th ) DDR -Standard Server DDR-AI Server HBM - AI Server November 14, 2024 Source: Nvidia Investor presentation Oct 2024; ASML analysis

Public Correlating wafer demand back to transistor & bit growth in the coming years We anticipate healthy growth rates over the period 2025-2030 for Advanced Logic & DRAM Page 20 Advanced Logic transistor growth 2025 2030 DRAM bit growth November 14, 2024 Source: ASML analysis 32% NAND bit growth 2025 2030 2025 2030 22% 26%

Public Page 21 Wafer capacity will be driven by both wafer demand & strategic considerations November 14, 2024 Source: ASML analysis

Public Wafer capacity will be driven by both wafer demand & strategic considerations Page 22 • $52bn investment • Tax credits US CHIPS and Science Act • $26bn investment • Tax credits JAPAN Strategy for Semiconductors • Government support via tax credits and loans SOUTH KOREA-Semiconductor Strategy • $48bn central government investment CHINA “Big Fund” Phase 3 European Chips Act • $48bn investment • Tax credits • $9bn investment • Tax credits TAIWAN Chip-Based Industrial Innovation Program Firstly, technology sovereignty remains a tailwind with a broadening range of incentives November 14, 2024 INDIA Semiconductor Mission • $10bn government investment Source: Public announcements, FTI Consulting analysis and ASML analysis; Note: The overview is not exhaustive

Public Secondly, the increased emphasis on supply security is evident from fabs coming online through 2027 Page 23 Europe / Middle EastAmericas Asia 1218 78 Coming fabs per region Wafer capacity will be driven by both wafer demand & strategic considerations November 14, 2024 Source: SEMI (November 2024), ASML analysis

Public Lastly, at CMD 2022, we flagged foundry competition & talked about investments by our top-3 customers Page 24 U.S.A. U.S.A. U.S.A. Europe China Taiwan Korea Japan Wafer capacity will be driven by both wafer demand & strategic considerations November 14, 2024 Source: Public announcements, ASML analysis

Public On balance, we still see competition as a tailwind today, as more customers announce their plans Page 25 U.S.A. U.S.A. U.S.A. U.S.A. U.S.A. Europe Europe China Taiwan Korea Korea Japan Japan Japan Wafer capacity will be driven by both wafer demand & strategic considerations November 14, 2024 Source: Public announcements, ASML analysis

Wafer capacity will be driven by both wafer demand & strategic considerations

As a result, we expect 5-8% extra overall capacity by 2030 on top of demand-driven additions

Wafer capacity: Million wafer starts/month (Mwspm)


5%
11.2
5-8%
15.1
2025
2030

Strategic considerations

- Tech sovereignty leading to less efficient use of the installed capacity as countries/regions aim to (re)gain fab footprint.
- Increased emphasis on supply security resulting in geographically diversified ownership profile, in turn making load balancing more difficult.
- Intensified competition could lead to a period with overcapacity as players try to capture market share.

	Growth 2025-2030 (Kwspm/yr.)
Total wafer demand	780
Strategic considerations	85
Total wafer capacity	865

ASML November 14, 2024
Source: ASML analysis
Page 26
Public

Public Wafer Demand End Markets Lithography Spending

Advanced logic & DRAM shrink is expected to drive further layers & spending

Increase in exposures, combined with wafer volume translates into double-digit EUV spending CAGRs

Advanced Logic: Average # of Total EUV Exposures*


19-21
25-30
2025
2030
Expected average High NA (0.55NA) exposures
4-6

EUV litho spending CAGR (2025-2030): 10-20%

DRAM: Average # of Total EUV Exposures*


5
7-10
2025
2030
Expected average High NA (0.55NA) exposures
2-3

EUV litho spending CAGR (2025-2030): 15-25%

ASML November 14, 2024

Source: ASML analysis; Note: * EUV exposures are 0.33NA equivalents, which can also include 0.55NA exposures at a ratio of one 0.55NA exposure to two 0.33NA exposures

Page 28
Public

Public End Markets, Wafer Demand & Litho Spending The long-term outlook for the semiconductor industry remains promising, given the role of semis as mission-critical enablers of multiple megatrends. In particular, we believe that the emergence of AI creates a significant opportunity. As a result, we expect global semi sales to grow at 9% CAGR (2025-2030) & surpass $1tn by 2030. Key messages End Markets Wafer Demand Lithography Spending This end-market outlook translates into an overall wafer demand growth of 780K wafer starts per month per year (2025-2030). The rise of AI as a leading end driver also implies a positive mix-shift in the wafer demand profile from litho spending perspective. Lastly, we expect 5-8% extra overall wafer capacity by 2030 on top of demand-driven additions, owing to strategic considerations. We expect Advanced Logic & DRAM shrink to drive further EUV litho layers & spending. For Advanced Logic, we expect a gradual ramp of High NA (0.55NA) layers over 2025-2030, translating into an EUV litho spending CAGR of 10-20%. On the DRAM side, we expect an increase in both Low NA (0.33NA) and High NA (0.55NA) layers over 2025-2030, translating into an EUV litho spending CAGR of 15-25%.

Public Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to our strategy, plans and expected trends, including trends in end markets and the technology industry and business environment trends, including the emergence of AI and its potential opportunities and expectations for the semiconductor industry, including computing power, advanced logic nodes and DR M memory, statements with respect to Moore’s law and expected transistor growth and aspirations by 2030, global market trends and technology, product and customer roadmaps, long term outlook and expected lithography and semiconductor industry growth and trends and expected growth in semiconductor sales and semiconductor market opportunity through to 2030 and beyond, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments by our customers, including investments in our technology and in wafer capacity, plans to increase capacity, expected growth in lithography spend, growth opportunities including opportunities for growth in service and upgrades and opportunities for growth in Installed Base Management sales, expected growth and gross margins in the holistic lithography business and expected addressable market for pplications products, expectations and benefits of a growing installed base, SML’s and its supplier’s capacity, expected production of systems, model scenarios and the updated model for 2030, including annual revenue and gross margin opportunity and development potential for 2030, outlook and expected, modelled or potential financial results, including revenue opportunity, gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2030 and assumptions and drivers underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends, outlook and growth in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected opportunities and growth drivers for and technological innovation of our products including DUV EUV, High NA, Hyper NA, Applications, and other products impacting productivity and costs, transistor dimensions, logic and DRAM shrink, foundry competition, statements with respect to dividends and share buybacks and our capital return policy, including expectation to return significant amounts of cash to shareholders through growing dividends and buybacks and statements with respect to energy generation and consumption trends and the drive toward energy efficiency, emissions reduction and greenhouse gas neutrality goals and target dates to achieve greenhouse gas neutrality, zero waste from operations and other ESG targets and ambitions and plans to maintain a leadership position in ESG, increasing technological sovereignty across the world and the expected impact on semiconductor sales, including specific goals of countries across the world, increasing competition in the foundry business, estimates for 2024 and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", “opportunity”, “scenario”, “guidance,” "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, models, opportunities and projections about our business and our future and potential financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry and end markets, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to technology, product and customer roadmaps and Moore’s law, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact SML’s business or financial results including the risk that actual results may differ materially from the models, potential and opportunity we present for 2030 and other future periods, and other risks indicated in the risk factors included in SML’s nnual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. This document and related discussions contain statements relating to our approach to and interim progress on achieving certain energy efficiency and greenhouse gas emissions reduction targets, including our ambition to achieve greenhouse gas neutrality. References to “greenhouse gas neutral” means remaining emissions, after SML’s efforts to reach its GHG emission reduction targets, compensated by the same amount of metric tons of carbon credits that are verified against recognised quality standards. Page 30November 14, 2024

Public November 14, 2024 Page 31 THANK YOU